

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

August 31, 2017

Darryl Payne
Chief Executive Officer
StreamNet, Inc.
7582 Las Vegas Boulevard
Las Vegas, Nevada 89123

> **Re: StreamNet, Inc.**
> **Post-Qualification Amendment No. 4 to Offering Statement on Form 1-A**
> **Filed August 29, 2017**
> **Response Dated August 29, 2017**
> **File No. 024-10590**

Dear Mr. Payne:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that your amended offering circular removes references to your arrangements to place funds raised through this offering in an escrow account, which suggests you no longer have arrangements to place funds raised through this offering in an escrow, trust, or similar account. Please note that pursuant to Exchange Act Rule 10b-9(a)(2), if you are unable to sell the minimum $20,000 worth of securities in the prescribed time, you must promptly return any funds you have collected to investors. Please also revise your offering circular to explain where you intend to hold the funds pending the receipt of the minimum offering amount. Please also note that pursuant to Exchange Act Rule 15c2-4, any broker or dealer participating in the offering is required to promptly deposit any funds they receive from investors in a separate bank account until the minimum contingency is met.

Cover Page

2. We note that the amendment to your offering circular removes the legend required by Rule 254(a) of Regulation A for preliminary offering circulars. If you intend on making written offers using your preliminary offering circular prior to qualification of your offering statement, please include the legend required by Rule 254(a) of Regulation A. Refer to Part II (a)(4) of Form 1-A. Please also revise the legend required by Rule 253(f) of Regulation A. In this regard, we note that it is currently incomplete. Refer to Part II (a)(3) of Form 1-A.

Exhibit 11. Legal Opinion

3. We note your response to comment 7. Please have counsel revise the legal opinion to state that the shares being offered for resale by the selling shareholder "are," and not "will be," legally issued, fully paid and non-assessable. Please refer to Section II.B.2.h of Staff Legal Bulletin No. 19.

Exhibit 13. Auditor's Consent

4. Please provide an updated auditor's consent prior to being qualified. The auditor's consent must be dated within 30 days of the qualification date.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Anthony Watson, Staff Accountant at (202) 551-3318 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Danilo Castelli, Attorney Advisor, at (202) 551-6521, Jennifer López, Attorney Advisor, at (202) 551-3792 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Jennifer López for

Mara L. Ransom
Assistant Director
Office of Consumer Products